PRELIMINARY TERMS SUPPLEMENT NO. 41 dated September 23, 2010 (Subject to Completion)
To Product Supplement No. 5 dated July 27, 2010 and
Prospectus Supplement and Prospectus dated February 4, 2010
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 433 Registration Statement No. 333-164694

The Notes will have the terms specified in this terms supplement as supplemented by the accompanying product supplement no. 5 and the prospectus supplement and prospectus (together, the Note Prospectus). Investing in the Notes involves a number of risks. There are important differences between the Notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-6 of this preliminary terms supplement, page PS-4 of product supplement no. 5 and page S-4 of the prospectus supplement. The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, MLPF&S is acting in its capacity as a principal.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public Offering Price:(1)	$10.00	$
Underwriting Discount:(1)	$ 0.10	$
Proceeds to Eksportfinans ASA Before Expenses:	$ 9.90	$

(1) The public offering price and underwriting discount for any purchase of 500,000 units for more in a single transaction by an individual will be $9.975 and $0.075 per unit, respectively. For additional information, see “Supplemental Plan of Distribution” in product supplement no. 5. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.90 per unit and $0.00 per unit, respectively.

* Depending on the date the Notes are priced for initial sale to the public, which may be in October or November 2010, the settlement date may occur in October or November 2010, the maturity date may occur in April or May 2011 and the Observation Date may be adjusted accordingly. Any reference in this terms supplement to the month in which the pricing date, settlement date, maturity date or the Observation Date will occur is subject to change as specified above.

Merrill Lynch & Co.

October     , 2010

Summary

The Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due April     , 2011 (the Notes) are senior unsecured debt securities of Eksportfinans ASA (Eksportfinans). The Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (FDIC) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans. The Notes are designed for, but not limited to, investors who anticipate that the closing level of the S&P 500® Index (the Index) on the Observation Date will be equal to or increases from the Starting Value.

The Notes have only one Observation Date, which will occur approximately six months after the Pricing Date. The Notes provide for an automatic call of the Notes if the Observation Level of the Index on the Observation Date is equal to or greater than the Call Level. If the Notes are called on the Observation Date, you will receive on the Call Settlement Date an amount per unit (the Call Amount) equal to the $10 Original Offering Price of the Notes plus the Call Premium. The Call Settlement Date for the Observation Date will be the Maturity Date. If your Notes are not called, the amount you receive on the Maturity Date (the Redemption Amount) will not be greater than the Original Offering Price per unit and will be based on the direction of and percentage change in the level of the Index from the Starting Value, as determined on the Pricing Date, to the Ending Value, as determined on the Observation Date. Investors must be willing to forgo interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the Notes. Investors also must be prepared to have their Notes called by us on the Observation Date. Investors generally should recognize short-term capital gain or loss upon the sale, exchange or redemption, or at maturity, of the Notes, and any such gain or loss is subject to certain tax implications, set forth under “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations.”

Capitalized terms used but not defined in this terms supplement have the meanings set forth in the accompanying product supplement no. 5. References in this terms supplement to “Eksportfinans”, “we”, “us” and “our” are to Eksportfinans ASA, and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Terms of the Notes

Issuer:	Eksportfinans ASA
Original Offering Price:	$10 per unit
Term:	Approximately 6 Months
Market Measure:	S&P 500® Index (Index Symbol: SPX)
Starting Value:	The closing level of the Index on the Pricing Date. The Starting Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.
Ending Value:	The Observation Level on the Observation Date. If it is determined that the scheduled Observation Date is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled Observation Date, the Ending Value will be determined as described on page
TS-7.
Observation Level:	The closing level of the Index on the Observation Date.
Observation Date:	April , 2011.
Call Level:	100.00% of the Starting Value
Call Amount (per Unit):	$10.60 - $11.00. The actual Call Amount will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with the sale of the Notes.
Call Premium:	6.00% – 10.00% of the Original Offering Price, payable at the six month maturity (equivalent to 12.00% - 20.00% per annum). The actual Call Premium will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with the sale of the Notes.
Call Settlement Date:	The Maturity Date.
Threshold Value:	100% of the Starting Value. Accordingly, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.
Leverage Factor:	100.00%
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S)

Determining Payment for the Notes

Automatic Call Provision:

The Notes will be automatically called on the Observation Date if the Observation Level on the Observation Date is equal to or greater than the Call Level. If the Notes are called, you will receive on the Call Settlement Date the Call Amount per unit applicable to the Observation Date, which is equal to the $10 Original Offering Price per unit plus the Call Premium.

Hypothetical Payments

Set forth below are three hypothetical examples of payment calculations (rounded to two decimal places) assuming:

1) a hypothetical Starting Value and Threshold Value of 1,121.90, the closing level of the Index on September 13, 2010;

2) a hypothetical Call Level of 1,121.90, or 100.00% of the hypothetical Starting Value;

3) a term of the Notes from September 20, 2010 to March 21, 2011, a term expected to be similar to that of the Notes;

4) a hypothetical Call Premium of 8.00% of the $10.00 Original Offering Price per unit, the midpoint of the range of 6.00% and 10.00%; and

5) the hypothetical Observation Date occurring on March 14, 2011.

The Notes are called on the Observation Date

The Observation Level on the Observation Date is equal to or greater than the Call Level. Consequently the Notes will be called at the Call Amount per unit equal to $10.00 plus the Call Premium.

Example 1
If the hypothetical Observation Level is 1,359.41, or 121.17% of the hypothetical Starting Value, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $0.80 = $10.80 per Note.

Example 2
If the hypothetical Observation Level is 1,186.75, or 105.78% of the hypothetical Starting Value, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $0.80 = $10.80 per Note.

The Notes are not called on the Observation Date

Example 3
The Notes are not called on the Observation Date and the hypothetical Ending Value of the Market Measure on the Observation Date is less than the hypothetical Starting Value and the hypothetical Threshold Value. The amount you receive at maturity will be less, and possibly significantly less, than the $10.00 Original Offering Price per Note.

If the Ending Value is 953.62, or 85.00% of the hypothetical Starting Value, the hypothetical payment at maturity will be:

$10 + [$10 x (Ending Value – Threshold Value) / Starting Value] = $8.50 per Note

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value and Threshold Value, the Observation Level (or Ending Value) on the Observation Date, the Call Premium and the term of your investment.

Summary of the Hypothetical Examples

Notes Are Called on the Observation Date	Example 1	Example 2

Hypothetical Starting Value	1,121.90	1,121.90

Hypothetical Call Level	1,121.90	1,121.90

Hypothetical Observation Level on the Observation Date	1,359.41	1,186.75

Return of the Market Measure (excluding any dividends)	21.17%	5.78%

Return of the Notes	8.00%	8.00%

Call Amount per Unit	$10.80	$10.80

Notes Are Not Called on the Observation Date	Example 3

Hypothetical Starting Value	1,121.90

Hypothetical Ending Value	953.62

Hypothetical Threshold Value	1,121.90

Return of the Market Measure (excluding any dividends)	-15.00%

Return of the Notes	-15.00%

Redemption Amount per Unit	$8.50

Risk Factors

There are important differences between the Notes and a conventional debt security. An investment in the Notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section beginning on page PS-4 of product supplement no. 5 and “Risk Factors – Risks related to index linked notes or notes linked to certain assets” section beginning on page S-6 of the prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

  If your Notes are not called, your investment may result in a loss, which could be substantial.

  Your return, if any, is limited to the return represented by the Call Premium.

  Your return on the Notes, which could be negative, may be lower than the return on other debt securities of comparable maturity.

  You must rely on your own evaluation of the merits of an investment linked to the Index.

  In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date. MLPF&S is not obligated to make a market for, or to repurchase, the Notes.

  The sponsor of the Index may adjust the Index in a way that affects its level, and the sponsor of the Index has no obligation to consider your interests.

  You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

  Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

  Purchases and sales by MLPF&S and its affiliates may affect your return on the Notes.

  MLPF&S or its affiliates may do business with underlying companies.

  Hedging transactions may affect the return of the Notes.

  Tax consequences are uncertain (see “Certain U.S. Federal Income Taxation Considerations” below and “Taxation in the United States” beginning on page PS-29 of product supplement no. 5).

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Investor Considerations

You may wish to consider an investment in the Notes if:

  You anticipate that the level of the Index will be equal to or greater than the Call Level on the Observation Date and you seek a return at maturity equal to the Call Premium in that case.

  You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the Notes are called, regardless of the performance of the Index from the Starting Value to the Observation Level.

  You accept that the Notes may not be called, in which case your return on your investment will be equal to or less than the $10 Original Offering Price per unit.

  You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases below the Starting Value on the Observation Date.

  You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

  You want exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

  You accept that a trading market is not expected to develop for the Notes. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

  You are willing to make an investment, the payments on which depend in part on our creditworthiness, as the issuer of the Notes.

The Notes may not be appropriate investments for you if:

  You anticipate that the Observation Level will not be equal to or greater than the Call Level on the Observation Date.

  You seek a return on your investment that will not be capped at the Call Premium.

  You are seeking principal protection or preservation of capital.

  You seek interest payments or other current income on your investment.

  You want to receive dividends or other benefits paid on the stocks included in the Index.

  You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

  You are not willing or are unable to assume the credit risk associated with us, as the issuer of the Notes.

Other Terms of the Notes

Market Disruption Event on the Observation Date

If the Observation Date is not a Market Measure Business Day or if there is a Market Disruption Event on such day, the Observation Date will be the immediately succeeding Market Measure Business Day during which no Market Disruption Event shall have occurred or is continuing; provided that the Ending Value of the Market Measure will be determined (or, if not determinable, estimated) by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances on a date no later than the second scheduled Market Measure Business Day prior to the maturity date, regardless of the occurrence of a Market Disruption Event (as described under the section entitled “— Market Disruption Events” beginning on page PS-17 of the accompanying product supplement no. 5) on that scheduled Market Measure Business Day.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

MLPF&S is acting as principal and an underwriter and/or selling agent for this offering and will receive underwriting compensation from Eksportfinans. MLPF&S may offer the Notes to dealers and/or selling agents, including affiliates that are dealers, at that price less a concession not in excess of the underwriting discount set forth on the cover of this terms supplement. MLPF&S will not receive an underwriting discount for Notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. If you place an order to purchase the Notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices.

The Index

All disclosures contained in this terms supplement regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Standard & Poor’s Financial Services LLC (Standard & Poor’s or S&P). S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of S&P discontinuing publication of the Index are discussed in the section of product supplement no. 5 beginning on page PS-24 entitled "Description of the Notes – Discontinuance of a Non-Exchange Traded Fund Market Measure." None of Eksportfinans, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Eksportfinans ASA is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Notes.

General

The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 31, 2010, 404 companies included in the Index traded on the New York Stock Exchange and 96 companies included in the Index traded on The NASDAQ Stock Market. On August 31, 2010, the average market capitalization of the companies included in the Index was $19.02 billion. As of that date, the largest component of the Index had a market capitalization of $302.43 billion, and the smallest component of the Index had a market capitalization of $0.84 billion.

Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of August 31, 2010 indicated in parentheses: Consumer Discretionary (10.25%); Consumer Staples (11.77%); Energy (10.86%); Financials (15.90%); Health Care (11.66%); Industrials (10.54%); Information Technology (18.26%); Materials (3.61%); Telecommunication Services (3.25%); and Utilities (3.90%). Standard & Poor’s from time to time, in its sole discretion, may add companies to, or delete companies from, the Index to achieve the objectives stated above.

S&P calculates the Index by reference to the prices of the constituent stocks of the Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the Index constituent stocks and received dividends paid on those stocks.

Computation of the Index

While S&P currently employs the following methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Index.

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

  holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

  holdings by government entities, including all levels of government in the U.S. or foreign countries; and

  holdings by current or former officers and directors of a company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares”, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (IWF) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above, where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Index is calculated using a base-weighted aggregate methodology. The level of the Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Index is computed by dividing the total market value of the component stocks by the “index divisor”. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spin-offs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Index, and do not require index divisor adjustments.

To prevent the level of the Index from changing due to corporate actions, corporate actions which affect the total market value of the Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Index remains constant and does not reflect the corporate actions of individual companies in the Index. Index divisor adjustments are made after the close of trading and after the calculation of the Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market stock offerings, or other recapitalizations) are made weekly and are announced on Wednesday for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company's acquisition of another company in the Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, when IWFs are reviewed.

Historical Data

The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through August 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On September 13, 2010, the closing level of the Index was 1,121.90.

Before investing in the Notes, you should consult publicly available sources for the level and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. Standard & Poor’s shall have no liability for any errors, omissions, or interruptions in the Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculating agent, the holders of the Notes or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this terms supplement or for any other use. Standard & Poor’s makes no express or implied warranties and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into a non-exclusive license agreement for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes. Eksportfinans is an authorized sublicense of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this terms supplement:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to Eksportfinans or the Notes. S&P has no obligation to take the needs of Eksportfinans or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to be initially sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Notes, including the following:

  In the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes, we intend to treat the Notes as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Accordingly, you should not be required to accrue any income during the term of the Notes.

  Under this characterization, generally, any gain received on the sale, exchange or redemption, or at maturity, of the Notes should be treated as a capital gain while any loss should be treated as a capital loss. This capital gain or loss should be short-term capital gain or loss.

You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations.

Certain U.S. Federal Income Taxation Considerations

You should read the following discussion in conjunction with the discussion in the accompanying product supplement no. 5, prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” beginning on page PS-29 of the accompanying product supplement no. 5, the prospectus supplement and the prospectus, which you should carefully review prior to investing in the Notes.

General. The Notes should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the IRS) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Notes described above.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement as described below.

Sale, Exchange, Redemption or Settlement of the Notes. Upon a sale, exchange or redemption of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Note should be short-term capital gain or loss.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the securities.

Possible New Administrative Guidance and/or Legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the securities. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the securities. For example, On December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. federal income tax treatment of an instrument with terms similar to the Notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

You should review the “Taxation in the United States” section beginning on page PS-29 of the accompanying product supplement, the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisers as to the tax consequences of acquiring, holding and disposing of the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

Additional Terms of the Notes

You should read this preliminary terms supplement, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this terms supplement. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

  Product supplement no. 5 dated July 27, 2010:
  http://www.sec.gov/Archives/edgar/data/700978/000089109210003011/e39484_424b2.htm

  Prospectus supplement and prospectus dated February 4, 2010:
  http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 700978.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this terms supplement relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain of its structured investments (the Structured Investments), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of the underlying market measure for bearish Structured Investments) at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Strategic Accelerated Redemption Securities®” is a registered service mark of Bank of America Corporation, the parent company of MLPF&S.